EXHIBIT (c)3

 GALOOB

 WILLIAM G. CATRON
 Executive Vice President,                                GALOOB TOYS, INC.
 General Counsel,                                      500 Forbes Boulevard
 Chief Administrative Officer                South San Francisco, CA  94080
 and Corporate Secretary                            (650) 952-1678 Ext 2200
                                                         Fax (650) 583-5572
                                                              www.galoob.com


 October 20, 1998




 Dear Galoob Option Holder:

   In connection with the Agreement and Plan of Merger, dated as of September 17, 1998, by and among Galoob Toys, Inc. ("Galoob"), Hasbro, Inc, ("Hasbro") and New HIAC II Corp. (the "Merger Agreement"), and Hasbro's related offer to purchase all outstanding shares of common stock, par value $0.01 per share, of Galoob (the "Common Stock"), Galoob has agreed to terminate its existing 1996 Share Incentive Plan, 1995 Non-Employee Director Stock Option Plan, 1994 Senior Management Stock Option Plan and Amended and Restated 1984 Employee Stock Option Plan (collectively, the "Option Plans"). The Option Plans shall be terminated effective as of the effective date of the merger contemplated by the Merger Agreement (the "Merger").

   In connection with the termination of the Option Plans, each outstanding option to purchase Common Stock (each, an "Option") held by you, whether or not then vested or exercisable, shall, immediately prior to the Merger, automatically become vested and exercisable and shall thereafter be cancelled. In exchange for the cancellation of Options held by you pursuant to which you hold the option to purchase shares of Common Stock for an amount which is less than $12.00 per share, the Company shall pay to you, in cash, an amount which shall be determined pursuant to the formula set forth below (such amount, the "Cancellation Consideration"). In the event you hold an Option to purchase shares of Common Stock for an amount equal to or greater than $12.00 per share of Common Stock, there shall be no payment made to you in exchange for the cancellation of such Option.

   The Cancellation Consideration shall be for an amount equal to the product of (A) the excess, if any, of (i) $12.00, over (ii) the exercise price per share of Common Stock subject to each cancelled Option and (B) the number of shares of Common Stock subject to each such cancelled Option. Any consideration you may be entitled to pursuant to this formula will be paid without interest and net of any withholding taxes.

   Please return a signed copy of this letter to Kathleen R. McElwee to the address set forth above. No payment will be made unless a signed copy of this letter is received by Ms. McElwee by November 2, 1998. By signing this letter, you hereby acknowledge and agree to accept cash payment in accordance with the formula set forth above in consideration for the cancellation of your Options.

   The cancellation of the Options and the payments, if any, pursuant to the description contained herein are contingent on the consummation of the transactions contemplated by the Merger Agreement. If the transactions contemplated by the Merger Agreement are not consummated, this notice shall be deemed null and void.

   If you have any questions regarding the foregoing, please contact Kathleen R. McElwee at (650) 952-1678 (ext. 2210).

 Very truly yours,

 GALOOB TOYS, INC.




 William G. Catron
 Executive Vice President
 General Counsel and
 Chief Administrative Officer


 Acknowledged as of this _____ day of ______________, 1998


 _____________________(sign here)

 _____________________(print name here)